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                             April 22, 2022

       Paula Brown Stafford
       Chairman, President and Chief Executive Officer
       Novan, Inc.
       4020 Stirrup Creek Drive, Suite 110
       Durham, North Carolina 27703

                                                        Re: Novan, Inc.
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Form PRE14A
                                                            Filed April 22,
2022
                                                            File No. 001-37880

       Dear Ms. Stafford:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement on Form PRE 14A, filed April 22, 2022

       Proposal 4, page 19

   1. We note your response to our prior comment 1; however we cannot agree that Item 14 information is not
required in your preliminary proxy statement. Note A to Schedule 14A provides that "[w]here
any item calls for information with respect to any matter to be acted upon and such
matter involves other matters with respect to which information is called for by other
items of this schedule, the information called for by such other items also shall be given."
Note A includes the example of a solicitation for the purpose of approving the
authorization of additional securities but there is no indication that the example was intended to
be the only instance in which Note A applies. Additionally,
                                                        Note A's application is
not limited to circumstances where the approval is required to consummate the
acquisition. It applies when the matter to be acted on involves other matters with respect to
which information is called for by other items in Schedule 14A.
 Paula Brown Stafford
Novan, Inc.
April 22, 2022
Page 2
      Here, Proposal 4 is a solicitation of your shareholders for the purpose of issuing shares pursuant to a Unit Purchase Agreement with EPI Health and Evening Post Group, LLC, a solicitation that directly implicates Item 14. Accordingly, please revise to provide all information that is required by Item 14 of Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,
FirstName LastNamePaula Brown Stafford
                                                          Division of
Corporation Finance
Comapany NameNovan, Inc.
                                                          Office of Life
Sciences
April 22, 2022 Page 2
cc:       James Jolley, Esq.
FirstName LastName